SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404139107	13D	Page 2 of 8

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,378,097[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,378,097[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,097[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.26%

14	TYPE OF REPORTING PERSON*
IN

2 Includes 1,187,214 shares of Common Stock of the Issuer issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 held by JDS1, LLC.

3 See FN 2.

4 See FN 2.

CUSIP No.	404139107	13D	Page 3 of 8

1	NAME OF REPORTING PERSON
JDS1, LLC[5]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,378,097[6]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,378,097[7]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,097[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.26%

14	TYPE OF REPORTING PERSON*
OO

5 Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1, LLC.

6 See FN 5.

7 See FN 5.

8 See FN 5.

REPORT ON SCHEDULE 13D

The following constitutes Amendment No. 2 (the “Amendment No. 2”) to the statement on Schedule 13D filed on behalf of Julian Singer (“Mr. Singer”) and JDS1, LLC (“JDS1”), dated and filed April 6, 2020 (as amended by Amendment No. 1 filed April 22, 2020, the “Statement”) relating to the common stock (CUSIP Number: 404139107), par value $0.001 per share (“Common Stock”), of HC2 Holdings, Inc. (the “Issuer” or “Company”).

Explanatory Note - This Amendment is filed by Mr. Singer and JDS1 and does not include certain Common Stock previously reported to be held by CCUR Holdings, Inc. (“CCUR”) and Wayne Barr (“Mr. Barr”). JDS1 holds approximately 40.3% of the outstanding shares of common stock of CCUR. JDS1 and Mr. Singer respectively disclaim (i) the existence of, and membership in, a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities held by CCUR and by Mr. Barr.

Item 2. Identity and Background

Item 2(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s board of directors, as applicable, and any other person ultimately in control of a Reporting Person are set forth below. For additional information, see Item 5 below, which is incorporated by reference in this Item 2.

JDS1 is a Delaware limited liability company. JDS1’s principal business address is 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

Mr. Singer is the managing member of JDS1 and has sole dispositive and voting power with respect to the shares of the Issuer reported above as the managing member of JSD1, LLC. Mr. Singer’s principal occupation is investing assets held in JDS1, LLC, and other entities. Mr. Singer’s principal business address is 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

Certain of the persons named in response to this Item 2(a), directly or indirectly, beneficially own securities of the Issuer, as described in Item 5.

Item 3. Source and Amount of Funds or Other Consideration

Item 2(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the securities held by the Reporting Persons were purchased by funds generated and held by the Reporting Persons. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $9,038,555.11.

Item 4. Purpose of the Transaction

Item 4 of the Statement is supplemented and superseded, as the case may be, as follows:

On May 13, 2020, the Reporting Persons entered into an Agreement (the “Standstill Agreement”) with the Issuer pursuant to which each of JDS1 and CCUR agreed to support the Company’s Board of Directors (the “Board”) nominations for the 2020 annual meeting of stockholders (the “2020 Annual Meeting”). JDS1 and CCUR each agreed to certain standstill provisions commencing on the date of the Standstill Agreement and ending thirty (30) days prior to the deadline for submission of director nominees for the Issuer’s 2021 annual meeting of stockholders (the “Standstill Period”).

Further, JDS1 agreed pursuant to the Standstill Agreement to vote all shares of Common Stock beneficially owned by them at the 2020 Annual Meeting (a) in favor of the election of all directors nominated by the Board and against the removal of any member of the Board, (b) in accordance with the Board’s recommendation regarding any “say-on-pay” proposal, and (c) otherwise in accordance with the Board’s recommendation on all other ordinary course matters recommended for stockholder approval by the Board; provided, however, that in the event that Institutional Shareholders Services (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election of directors), JDS1 shall be permitted to vote in accordance with the recommendation of ISS and Glass Lewis. Nothing in the Standstill Agreement restricts the Reporting Persons or CCUR from communicating privately with the Board, Company, or stockholders in a manner that does not violate the Standstill Agreement.  JDS1 also agreed not to participate or vote in any solicitation of stockholder written consents during the Standstill Period unless requested by the Board.

4

Following the Standstill Agreement, on May 13, 2020, the Reporting Persons, CCUR and Mr. Barr have ceased to be part of any “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, any limitations imposed by the Standstill Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Standstill Agreement: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is supplemented and superseded, as the case may be, as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 46,550,384 shares of Common Stock outstanding on April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2020.

(a)-(b) JDS1. As of the date hereof JDS1 beneficially owns 3,378,097 shares of Common Stock, equal to 7.26% of the currently reported outstanding Common Stock, which includes 1,187,214 shares of the Common Stock issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 2,190,883 shares of Common Stock held directly by JDS1. JDS1 may be deemed to have sole voting and dispositive power for all Shares held directly by JDS1.

Mr. Singer. As of the date hereof, Mr. Singer, as managing member of JDS1, beneficially owns 3,378,097 shares of Common Stock, equal to 7.26% of the currently reported outstanding Common Stock, which includes 1,187,214 shares of the Common Stock issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 2,190,883 shares of Common Stock held directly by JDS1. Mr. Singer may be deemed to have sole voting and dispositive power for all Common Stock beneficially owned by Mr. Singer.

As further described in the Explanatory Note and Item 4 above, as of May 13, 2020, the Reporting Persons, CCUR, and Mr. Barr have ceased to be part of any “group” for purposes of Section 13(d)(3) of the Exchange Act of 1934, as amended. As a result, this Amendment No.2 reports only the beneficial ownership of the Reporting Persons.

(c)       The following table details the open market purchases effected by JDS1 since the filing of the Statement and within the last 60 days, except where noted:

5

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
3/18/2020	25,000	1.6730
3/18/2020	137,642	1.6000
3/18/2020	50,000	1.9531
3/18/2020	50,000	1.8216
3/19/2020	25,000	1.6498
3/19/2020	75,000	1.5699
3/19/2020	25,000	1.5973
3/19/2020	50,000	1.5629
3/19/2020	25,000	1.5895
3/20/2020	50,000	1.4577
3/20/2020	9,996	1.4208
3/20/2020	25,000	1.5022
3/20/2020[9]	5,000	2.5000
3/23/2020	20,000	1.3987
3/24/2020	25,000	1.5624
3/24/2020	15,000	1.4444
3/25/2020	12,800	1.5645
3/26/2020	25,000	1.6705
3/27/2020	25,000	1.5134
3/27/2020	25,000	1.5292
3/30/2020	15,000	1.4901
3/30/2020	20,000	1.4852
3/30/2020	15,000	1.4820
3/31/2020	35,000	1.5494
3/31/2020	25,000	1.5453
4/1/2020	50,000	1.4867
4/2/2020	13,146	1.3552
4/2/2020	100,000	1.4021
4/3/2020	50,000	1.3556
4/3/2020	25,000	1.3370
4/3/2020	8,693	1.4243
4/6/2020	51,746	1.7042
4/22/2020	34,254	2.4000
4/17/2020[10]	10,000	2.5000
4/17/2020[11]	22,500	2.5000
4/20/2020	50,000	2.2707
4/21/2020	600	2.3500
4/30/2020	3,272	2.6500
4/30/2020	1,619	2.6500
5/1/2020	100,000	2.5978
5/1/2020	25,000	2.5963
5/15/2020[12]	139,100	2.5000

9 This purchase was an option assignment.

10 See FN 9.

11 See FN 9.

12 See FN 9.

6

Convertible Notes

Date of Transaction	Amount of Notes Purchased	Price Per Share ($)
3/19/2020	$50,000	0.5700
3/20/2020	$1,050,000	0.5700
3/20/2020	$500,000	0.5700
4/2/2020	$500,000	0.5600
4/3/2020	$500,000	0.5525
4/20/2020	$100,000	0.7940

(d)        No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The following table details the Options transactions effected by JDS1 since the filing of the Statement:

Number of Underlying Shares	Exercise Price ($)	Expiration Date
32,500	2.50	April 17, 2020
(6,000)	2.50	May 15, 2020
(30,000)	2.50	May 15, 2020
(10,000)	2.50	May 15, 2020
(75,000)	2.50	May 15, 2020
139,100	2.50	May 15, 2020
11,900	2.50	May 15, 2020
(2,500)	2.50	June 19, 2020
(12,000)	2.50	June 19, 2020

On May 13, 2020, JDS1 entered into the Standstill Agreement. A copy of such agreement is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is amended as follows:

Exhibit A:	Standstill Agreement, dated May 13, 2020, by and among HC2 Holdings, Inc., JDS1, LLC and CCUR Holdings, Inc. (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on the Form 8-K).

7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020

JDS1, LLC

By:	/s/ Julian Singer

Name: Julian Singer
Title: President

/s/ Julian Singer
Julian Singer

8